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Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 1, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 2 and 4 require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 2 and 4 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of "Personal Interest", see the "Votes Required" section of the Proxy Statement.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

November 1, 2016

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Proposal to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, and Ziv Dekel, and to elect Moti Harel to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

Yosi Lahad
Odelia Levanon
Avidan Zelicovsky
Yuval Viner
Ziv Dekel
Moti Harel

	FOR	AGAINST	ABSTAIN
2. Proposal to approve certain amendments to the Company's Compensation Policy.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 2, by marking an "X" in the one of the boxes to the right.* ***Your vote will not be counted if you do not fill in one of the boxes to the right.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
3. Proposal to approve the compensation for the Company's Chairman.	☐	☐	☐
4. Proposal to approve for the Company's Chief Executive Officer: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company's Ordinary Shares.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 4, by marking an "X" in the one of the boxes to the right.* ***Your vote will not be counted if you do not fill in one of the boxes to the right.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
5. Proposal to approve for the Company's President: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company's Ordinary Shares.	☐	☐	☐
6. Proposal to approve an increase to the number of options available for issuance under the Company's 2003 Israeli Share Option Plan.	☐	☐	☐
7. Proposal to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2016; and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______________ Date: ______ Signature of Shareholder ______________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.